UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

Commission File Number:        000-21531

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Natural Foods, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Natural Foods, Inc.
313 Iron Horse Way
Providence, Rhode Island 02908

REQUIRED INFORMATION

I.    Financial Statements

The United Natural Foods, Inc. Retirement Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following Plan financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA, as permitted by Item 4 of Form 11-K:

Note: Additional supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

II.    Exhibits

23     Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Providence, Rhode Island
June 9, 2014

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments at fair value:
Mutual funds	$135,951,453	$105,495,049
Common collective trust	15,690,038	16,034,514
United Natural Foods, Inc. common stock	23,908,732	18,715,564
Total investments at fair value	175,550,223	140,245,127

Receivables:
Notes receivable from participants	6,636,719	5,611,635
Other receivables	98,084	—
Total receivables	6,734,803	5,611,635
Total assets	182,285,026	145,856,762

Liabilities:
Excess contributions payable	74,231	88,019
Total liabilities	74,231	88,019
Net assets available for benefits at fair value	182,210,795	145,768,743
Adjustment from fair value to contract value for fully benefit-responsive contracts	(236,497)	(458,865)
Net assets available for benefits	$181,974,298	$145,309,878

See accompanying notes to financial statements

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Investment income:
Interest and dividends	$4,793,819	$3,435,343
Net appreciation in fair value of investments	25,957,983	13,999,446
Total investment gains	30,751,802	17,434,789

Interest income on notes receivable from participants	254,281	235,066

Contributions:
Employee contributions	13,446,434	11,962,429
Employer contributions	5,315,909	4,710,057
Rollover contributions	2,235,030	1,778,708
Total contributions	20,997,373	18,451,194
Total additions	52,003,456	36,121,049

Deductions from net assets attributed to:
Benefits paid directly to participants	15,259,822	14,139,279
Deemed distributions of participant loans	4,406	62,384
Administrative expenses	74,808	62,853
Total deductions	15,339,036	14,264,516
Net increase	36,664,420	21,856,533
Net assets available for benefits, beginning of plan year	145,309,878	123,453,345
Net assets available for benefits, end of plan year	$181,974,298	$145,309,878

See accompanying notes to financial statements

UNITED NATURAL FOODS, INC. RETIREMENT PLAN
Notes to Financial Statements
Years Ended December 31, 2013 and 2012

1. Plan Description

The following description of the United Natural Foods, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, including the adoption agreement, for a more complete description of the Plan's provisions.

(a)	General
The Plan, which became effective on October 1, 1989, is a defined contribution plan providing retirement benefits for all eligible employees of United Natural Foods, Inc. and its subsidiaries (the “Company” or “Plan Administrator”). Substantially all employees who have completed six months of service are eligible to join the Plan.

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions
Each year, participants may contribute up to 75% of their eligible pretax compensation, as defined by the Plan, subject to limitations established by the Internal Revenue Code.

The Company may elect to make discretionary matching contributions or non-elective contributions to the Plan. During the years ended December 31, 2013 and 2012, the Company matched 50% of the first 8% of eligible compensation that a participant contributed to the Plan. Company contributions totaled $5,315,909 and $4,710,057 for the years ended December 31, 2013 and 2012, respectively. The Plan also permits participants to make catch-up contributions, though not eligible for Company match, and rollover contributions.

(c)	Participant Accounts
The Plan's record keeper maintains an account in the name of each participant to which each participant's contributions, the Company's contributions for such participant, and the participant's share of the net earnings, losses and expenses, if any, of the various investments are recorded. Allocations are generally based on eligible participant account balances. The earnings on the assets held in each of the investments and all proceeds from the sale of such assets are held and reinvested in the respective investments.

Participants may rollover contributions of before-tax dollars from a prior employer's eligible retirement plan, as defined in the Plan, or an Individual Retirement Account, into their Plan accounts. Rollovers must be made within the time limits prescribed by the Internal Revenue Service.

(d)	Vesting
Participants are immediately fully vested in their contributions transferred from previous employers' plans, employee pretax contributions and any earnings thereon. Vesting in the Company's contribution portion of a participant's account (whether through matching or non-elective contributions), plus any earnings thereon, is generally based on years of continuous service. A participant is 100% vested in such contributions after four years of credited service, with 25% vesting each year. Participants earn one year of service for each twelve months of service completed with the Company. Participants also become fully vested in the Company's contributions regardless of years of service at age 59 or upon death or permanent and total disability.

(e)	Notes Receivable from Participants
Participants (other than eligible employees who have made rollover contributions to the Plan but are not yet active participants) may borrow from their investment accounts. Loans are secured by the vested portion of a participant's account balance, with a $1,000 minimum principal amount for each loan and a maximum principal amount that cannot exceed the lesser of $50,000 or 50% of the participant's vested account balance. The loans have a maximum term of five years (except for loans used to purchase principal residences), but become immediately payable upon death, termination, or disability. The loans bear interest at rates that range from 4.25% to 10.00%, which are commensurate with prevailing rates as determined by the Plan Administrator at the date of the loan. Principal and interest are paid ratably through automatic payroll deductions.

(f)	Distribution of Benefits
Participants (or, in the event of a participant's death, their beneficiary) may request a distribution of all or part of the value in their accounts in accordance with the terms and conditions of the Plan upon retirement, termination of service, disability, or death. In addition, participants who have attained age 59 ½ may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company. Participants with account balances greater than $1,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions.

Benefit payments may be made in a lump-sum distribution or in installments. The participant or beneficiary is entitled to select the manner in which benefit payments are received subject to the terms of the Plan. If the participant's vested account balance is $1,000 or less, payment must be made in a lump-sum distribution.

Withdrawals for financial hardship are permitted provided they meet regulations prescribed by the Internal Revenue Service and are for a severe and immediate financial need. The participant must have exhausted all other assets reasonably available, including obtaining a loan from the Plan and any other qualified plan maintained by the Company, prior to obtaining the hardship withdrawal.

(g)	Forfeited Amounts
At December 31, 2013 and 2012, the balance of non-vested forfeited accounts totaled $127,543 and $96,552, respectively. These account balances are used to reduce future employer contributions. During the years ended December 31, 2013 and 2012, forfeited amounts totaling $153,616 and $178,945, respectively, were used to reduce employer contributions.

2. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Payments of Benefits
Benefits are recorded when paid.

(c)	Valuation of Investments
The Plan's investments are stated at fair value. Shares of registered investment companies and United Natural Foods, Inc. common stock are valued at quoted market prices in active markets. The Fidelity Managed Income Portfolio is valued at the sum of the fair value of the investment “wrapper” and the underlying assets of commingled funds as reported by Fidelity Management Trust Company. Money market funds are valued at cost which approximates fair value. See Note 4 for further discussion of the methods used to determine the fair value of investments held by the Plan.

The Fidelity Managed Income Portfolio investment option is a common collective trust that is invested in contracts deemed to be fully benefit-responsive within the meaning of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962-325, Defined Contribution Pension Plans - Investments (Other) (“ASC 962-325”). ASC 962-325 provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts. It also requires that these investments be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, the accompanying Statements of Net Assets Available for Benefits reflect the Fidelity Managed Income Portfolio at fair value, with a corresponding adjustment to reflect this investment at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation in the fair value of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.

(e)	Administrative Expenses
Administrative expenses as reported on the financial statements include various fees charged to participants for transactions. All other administrative expenses, including legal and audit fees, are paid by the Company.

(f)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(g)	Risks and Uncertainties
The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3. Investments

The following investments at fair value represent 5% or more of the Plan's net assets available for benefits at December 31, 2013 and 2012:

Description	2013	2012
United Natural Foods, Inc. Common Stock	$23,908,732	$18,715,564
Fidelity Managed Income Portfolio	15,690,038	16,034,514
Fidelity Freedom K 2030 Fund	11,954,747	8,975,624
Fidelity Freedom K 2020 Fund	11,447,938	9,278,378
Fidelity Contrafund Fund	9,176,236	**
PIMCO Total Return Instl Fund	**	7,894,658
** Investment represents less than 5% of the Plan’s net assets as of the end of the respective period.

During the years ended December 31, 2013 and 2012, the Plan's investments (including gains and losses on investments bought, sold, and held during the periods) appreciated in value as follows:

	2013	2012
Mutual Funds	$18,779,613	$9,255,686
United Natural Foods, Inc. Common Stock	7,178,370	4,743,760
	$25,957,983	$13,999,446

4. Fair Value Measurements

The Plan applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides a framework for measuring fair value and specifies required disclosure about fair value measurements of assets and liabilities.

ASC 820 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Its objective is to provide a consistent definition of fair value which focuses on exit price and emphasizes the use of market-based inputs over entity-specific inputs. ASC 820 places a higher priority on the use of observable inputs over unobservable inputs. A fair value hierarchy based on inputs was developed to categorize assets into three levels:

Level 1:  Assets that have observable inputs that reflect quoted prices for identical assets or liabilities in active markets (NYSE, NASDAQ). Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Level 2:  Assets that have inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset. Inputs are observable but do not solely rely on quoted market prices to establish fair value.

Level 3:  Assets with unobservable inputs. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An asset's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the Plan's investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2013.

Common Stock
UNFI Common Stock is valued at the closing price reported on the NASDAQ Global Select Market, and therefore presented as a Level 1 asset.

Mutual Funds
Mutual funds within the Plan classified as Level 1 assets are valued at the published closing price in active markets.

Common Collective Trust
The guaranteed investment contract (or “GIC”) is comprised of a wrapper contract and underlying investments. The fair value of the wrapper contract represents the difference between the replacement cost and actual cost of the contracts and is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability and therefore would be considered Level 3 assets. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are commingled funds which are valued using the Net Asset Value which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market as defined above under “Mutual Funds”, and are therefore classified as Level 2 assets. As the fair market value of the wrapper contract represents an insignificant amount of the total value of the Common Collective Trust, they have been shown combined as a Level 2 asset.

Below are the Plan's investments carried at fair value on a recurring basis classified by the ASC 820 fair value hierarchy levels as of December 31, 2013 and 2012:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
UNFI Common Stock	$23,908,732	$—	$—	$23,908,732
Mutual Funds
Balanced Funds	60,977,029	—	—	60,977,029
Domestic Funds	54,575,417	—	—	54,575,417
Bond Funds	12,880,829	—	—	12,880,829
International Funds	7,518,178	—	—	7,518,178
Common Collective Trust	—	15,690,038	—	15,690,038
Totals	$159,860,185	$15,690,038	$—	$175,550,223

	December 31, 2012
	Level 1	Level 2	Level 3	Total
UNFI Common Stock	$18,715,564	$—	$—	$18,715,564
Mutual Funds
Balanced Funds	45,720,724	—	—	45,720,724
Domestic Funds	39,923,018	—	—	39,923,018
Bond Funds	13,972,222	—	—	13,972,222
International Funds	5,879,085	—	—	5,879,085
Common Collective Trust	—	16,034,514	—	16,034,514
Totals	$124,210,613	$16,034,514	$—	$140,245,127

5. Related Party Transactions

Certain Plan investments are shares of registered investment companies and common collective trusts managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee and custodian as defined by the Plan. Activities involving these funds qualify as party-in-interest transactions. In addition, at December 31, 2013 and 2012, the Plan held 317,101 and 349,201 shares of the Company's $0.01 par value per share common stock, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Internal Revenue Code. In the event of Plan termination, participants will become 100% vested in their accounts.

7. Income Tax Status

The Plan is a nonstandardized volume submitter defined contribution plan sponsored by Fidelity Management and Research Company. The Internal Revenue Service has issued a determination letter dated March 31, 2008 to Fidelity Management and Research Company that the form of the Plan and underlying trust, as designed, are in compliance with the applicable requirements of the Internal Revenue Code (the “Code) and therefore the Plan is exempt from income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination. The Plan administrator believes that there are no uncertain tax positions that would have a material impact on the financial statements of the Plan. Therefore, no provision for income taxes has been recorded in these financial statements.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$181,974,298	$145,309,878
Excess contributions payable as of period end	74,231	88,019
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	236,497	458,865
Net assets per Form 5500	$182,285,026	$145,856,762

The following is a reconciliation of employee contributions, total additions, and total deductions per the financial statements for the years ended December 31, 2013 and 2012:

	2013	2012
Employee contributions per the financial statements	$13,446,434	$11,962,429
Excess contributions payable	74,231	88,019
Difference between prior year accrual and actual for excess contributions	(7,190)	(53,524)
Employee contributions per Form 5500	$13,513,475	$11,996,924

Total additions per the financial statements	$52,003,456	$36,121,049
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	(222,368)	77,439
Items to reconcile employee contributions per the financial statements to employee contributions per the Form 5500	67,041	34,495
Total income per Form 5500	$51,848,129	$36,232,983

Total deductions per the financial statements	$15,339,036	$14,264,516
Excess contributions paid during the current year	80,829	194,509
Total expenses per Form 5500	$15,419,865	$14,459,025

SCHEDULE I
UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4i- Schedule of Assets (Held at End of Year)
December 31, 2013

	(b) Identity of issue, borrower,	(c) Description of investment, including maturity date,				(e) Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value			(d) Cost	value
	Mutual funds:
*	Fidelity	Freedom K 2030 Fund	753,767	shares	**	$11,954,747
*	Fidelity	Freedom K 2020 Fund	769,351	shares	**	11,447,938
*	Fidelity	Contrafund Fund	95,516	shares	**	9,176,236
	MSIF	Mid Cap Growth Portfolio Fund	196,885	shares	**	8,920,858
*	Fidelity	Freedom K 2040 Fund	489,296	shares	**	8,058,706
*	Fidelity	Spartan 500 Index Inv Fund	118,878	shares	**	7,785,306
*	Fidelity	International Discovery Fund	186,094	shares	**	7,518,178
*	Fidelity	Fidelity Fund	170,119	shares	**	7,252,172
	PIMCO	Total Return Instl Fund	675,405	shares	**	7,220,077
*	Fidelity	Freedom K 2025 Fund	448,795	shares	**	6,960,804
*	Fidelity	Freedom K 2015 Fund	395,403	shares	**	5,630,544
*	Fidelity	Freedom K 2035 Fund	332,562	shares	**	5,447,364
	Hartford	Small Company HLS IB Fund	163,077	shares	**	4,310,113
*	Fidelity	Leveraged Company Stock Fund	97,013	shares	**	4,200,677
*	Fidelity	Capital & Income Fund	426,013	shares	**	4,200,489
	Allianz	NFJ Dividend Value Admin Fund	245,966	shares	**	3,930,529
*	Fidelity	Spartan Extended Market Index Fund	56,607	shares	**	3,023,931
*	Fidelity	Balanced Fund	122,543	shares	**	2,786,639
*	Fidelity	Freedom K 2045 Fund	149,243	shares	**	2,507,286
	Calvert	Investment Equity I Fund	47,406	shares	**	2,473,658
*	Fidelity	Freedom K 2010 Fund	165,613	shares	**	2,323,544
*	Fidelity	Freedom K 2050 Fund	132,508	shares	**	2,235,410
	Janus	Perkins Mid Cap Value T Fund	76,876	shares	**	1,795,832
	Allianz	NFJ Small Cap Value Instl Fund	48,510	shares	**	1,706,105
*	Fidelity	Government Income Fund	143,727	shares	**	1,460,263
*	Fidelity	Freedom K Income Fund	97,372	shares	**	1,164,566
*	Fidelity	Freedom K 2055 Fund	22,889	shares	**	276,269
*	Fidelity	Freedom K 2005 Fund	13,632	shares	**	183,212
		Subtotal Mutual Funds				135,951,453
	Common Collective Trust
*	Fidelity	Managed Income Portfolio	15,453,541	shares	**	15,690,038
		Subtotal Common Collective Trust				15,690,038
	Corporate Stock (including Employer stock)
*	UNFI	Common Stock	317,101	shares	**	23,908,732
		Subtotal Corporate Stock				23,908,732
	Receivables:
*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.00% and maturities from January 1, 2014 through December 5, 2028				6,636,719

		Total Assets (Held at End of Year)				$182,186,942

* Denotes party-in-interest
** Cost not determinable for participant directed investments
See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Natural Foods, Inc. Retirement Plan

By:	United Natural Foods, Inc., as Plan Administrator

By:	/s/ Mark E. Shamber
Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer

Date: June 9, 2014

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm